      Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 21, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Barros

Re:	American Realty Capital – Retail Centers of America, Inc. Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to Form S-11 Filed February 16, 2012 File No. 333-169355

Dear Ms. Barros:

On behalf of our client, American Realty Capital – Retail Centers of America, Inc. (the “Company”), we are submitting this letter in response to oral comments of the Staff of the United States Securities and Exchange Commission provided with respect to Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the registration statement on Form S-11 filed by the Company with the Commission (File No. 333-169355) (the “Registration Statement”).

Please note that the Company has filed Pre-Effective Amendment No. 3 to Post-Effective Amendment No. 2 to the Registration Statement today, which filing includes audited financial statements as of and for the period ended December 31, 2011. The filing also includes revisions to the disclosures relating to distributions, new disclosure regarding refunds of proceeds to investors, as well as other changes which were reflected in the marked supplement sent to you on February 17, 2012.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.